                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.    )(1)



                        Phoenix International Ltd., Inc.
                        --------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   719078-10-7
                                   -----------
                                 (CUSIP Number)

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Schedule 13G
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CUSIP No.   719078-10-7                                    13G            Page   2  of  6  Pages
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   1         NAME OF REPORTING PERSONS                                                                    Bahram Yusefzadeh
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

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   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)           (b)

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   3         SEC USE ONLY

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   4         CITIZENSHIP OR PLACE OF ORGANIZATION                                                              U.S. Citizen

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                                 5       SOLE VOTING POWER                                                        1,095,416

         NUMBER OF            -----------------------------------------------------------------------------------------------
          SHARES                 6       SHARED VOTING POWER                                                            -0-
       BENEFICIALLY
         OWNED BY           -------------------------------------------------------------------------------------------------
           EACH                  7       SOLE DISPOSITIVE POWER                                                   1,095,416
         REPORTING
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER                                                       -0-

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   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,095,416

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  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES

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  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             28.2%

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  12         TYPE OF REPORTING PERSON*
             IN

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         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

1(a).             Name of Issuer:

                                    Phoenix International Ltd., Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                                    900 Winderley Place, Suite 140
                                    Maitland, FL 32751

Item 2(a).        Name of Person Filing:

                                    Bahram Yusefzadeh

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                                    900 Winderley Place, Suite 140
                                    Maitland, FL 32751

Item 2(c).        Citizenship:

                                    U.S.

Item 2(d).        Title of Class of Securities:

                                    Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                                    719078-10-7

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                                    N/A


         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

                                Page 3 of 6 Pages

Item 4.           Ownership

         (a)      Amount Beneficially Owned:

         Beneficial ownership of the 1,095,416 shares reported may be broken down as follows: (i) 812,184 shares of Common Stock currently held by Mr. Yusefzadeh in his individual capacity; (ii) options to acquire 44,139 shares that are currently exercisable at an exercise price of $4.74 per share; (iii) options to acquire 2,000 shares that are currently exercisable at an exercise price of $12.00 per share; (iv) 232 shares held by Mr. Yusefzadeh's daughter; and (v) 236,861 shares held by the Yusefzadeh Family Limited Partnership of which Mr. Yusefzadeh is the general partner. Mr. Yusefzadeh disclaims beneficial ownership with respect to the 232 shares held by his daughter.

         (b)      Percent of Class

                                    28.2%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                                    1,095,416

                  (ii)     shared power to vote or to direct the vote:

                                    -0-

                  (iii) sole power to dispose or to direct the disposition of:

                                    1,095,416

                  (iv) shared power to dispose or to direct the disposition of:

                                    -0-



         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

                                Page 4 of 6 Pages

Item 5.           Ownership Of Five Percent Or Less Of A Class:

                                    N/A

Item 6.           Ownership Of More Than Five Percent On Behalf Of Another
                  Person:

                  Dividends or proceeds from the sale of 232 shares would be distributed to Mr. Yusefzadeh's daughter; dividends or proceeds from the sale of the 236,861 shares owned by the Yusefzadeh Family Limited Partnership (representing 6.2% of the outstanding Common Stock) would be distributed to the partners of such partnership. No single partner's interest in the Common Stock of Phoenix International Ltd., Inc. is more than five percent of the total outstanding Common Stock.

Item 7. Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company.

                                    N/A

Item 8.           Identification And Classification Of Members Of The Group.

                                    N/A

Item 9.           Notice Of Dissolution Of Group.

                                    N/A

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

                                Page 5 of 6 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Date:      February 5, 1997
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                           Signature: /s/ Bahram Yusefzadeh
                                     ---------------------------

                           Title:     Bahram Yusefzadeh
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         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

                                Page 6 of 6 Pages